March 29, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (303) 313-6710

Mr. Paul W. Taylor
Executive Vice President and Chief Financial Officer
Centennial Bank Holdings, Inc.
1331 Seventeenth Street
Suite 300
Denver, CO 80202

>   **Re:**   **Centennial Bank Holdings, Inc.**
>   **Item 4.02 Form 8-K; Filed March 16, 2007**
>   **Item 4.02 Form 8-K/A; Filed March 20, 2007**
>   **File No. 000-51556**

Dear Mr.Taylor:

    We have completed our review of your Form 8-K and related filings and have no further comments at this time.

                        Sincerely,

                        Lisa Haynes
                        Senior Staff Accountant